1(212) 318-6906
MichaelZuppone@paulhastings.com

June 28, 2022	96303.00003

VIA EDGAR

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Sherry Haywood
Asia Timmons-Pierce
Beverly Singleton
Kevin Stertzel

Re:	M-tron Industries, Inc. Registration Statement on Form 10-12B Filed May 11, 2022 File No. 001-41391

Dear Ladies and Gentlemen:

On behalf of M-tron Industries, Inc. (the “Company”), we are transmitting for filing Amendment No. 1 (the “Amendment”) to the above-referenced registration statement on Form 10 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on May 11, 2022.

This Amendment is being filed in response to comments with respect to the Registration Statement received from the staff of the Commission (the “Staff”) by letter dated June 7, 2022. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments which, for your convenience, we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Amendment. Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the Amendment.

Draft Registration Statement on Form 10 Submitted May 11, 2022

Summary
How will the Company’s indebtedness and cash be allocated, paid or transferred in connection with the spin-off?, page 1

Division of Corporation Finance Office of Manufacturing June 28, 2022 Page 2

1.	We note your disclosure that Mtron and its subsidiaries had no outstanding indebtedness of as of December 31, 2021. Please update this disclosure.

Response:	The Company has revised the disclosure on page 10 in response to the Staff’s comment.

Our certificate of incorporation will contain an exclusive forum provision, page 14

2.

We note that your forum selection provision in [Article XI] identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.  In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.  If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.  If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:

The disclosure on pages 25, 70 and 71 has been revised to address the Staff’s comments concerning the forum selection provisions of the Company’s certificate of incorporation. The Company has refiled Exhibit No. 3.1 with a revision that clarifies that the Securities Act related provision applies “to the fullest extent permitted by law.”

3.

Please note that your disclosure regarding your exclusive form provision appears to be inconsistent with Article XI of your amended and restated certificate of incorporation.  In that regard, we note your reference in your risk factor to a court in the State of Florida as your exclusive forum.  Please advise or revise.

Response:	The disclosure on page 25 has been corrected to reference the State of Delaware.

Division of Corporation Finance Office of Manufacturing June 28, 2022 Page 3

Capitalization, page 35

4.

Please include a double underline under the amount for cash and cash equivalents and remove from the table the due from related party amounts, and instead include disclosure of this related party receivable in footnote (1) to the table to be treated as a reduction or offset against the special dividend cash payment to LGL.  Also, given that you have no outstanding debt, it appears the total capitalization amount in the “actual” column should equate to your total equity.  Please revise your presentation or otherwise explain to us why your presentation is appropriate.

Response:	The Company has revised the Capitalization table on page 37 in response to the Staff’s comment.

Unaudited Pro Forma Financial Statements, page 37

5.

Refer to the fourth paragraph of the introductory page where you discuss the three criteria for reflecting adjustments in the pro forma financial statements.  Please note that this criteria has since been replaced pursuant to SEC Release No. 33-10786, “Amendments to Financial Disclosures About Acquired and Disposed Businesses”, issued on May 20, 2020.  The amended guidance related to pro forma financial information under Article 11 of Regulation now requires that pro forma adjustments be based on the following three categories: transaction accounting adjustments, autonomous entity adjustments, and management’s adjustments.  The transaction accounting adjustments and autonomous entity adjustments are to be reflected in two separate columns, whereas management’s adjustments, if any, would be presented only in the explanatory notes to the pro forma financial statements.  Refer to Rule 11-02(a)(6) and (7) of Regulation S-X.  Further, we note disclosure in the last paragraph on page 37 and in the top paragraph on page 38 that you expect to incur additional recurring expenses estimated to be approximately $850,000, which have not been reflected in the pro forma statements of income.  Pursuant to the amended guidance, such costs are to be reflected as Autonomous entity adjustments.  Please revise your disclosures and presentation accordingly.

Response:

The Company has revised the pro forma financial statements to include the specified adjustments in separate columns consistent with the Regulation S-X Article 11 amended guidance cited by the Staff. The Company respectfully submits that it has reflected all required adjustments consistent with the amended guidance.

Notes to Unaudited Pro Forma Combined Financial Statements, page 41

Division of Corporation Finance Office of Manufacturing June 28, 2022 Page 4

6.

Please expand the narrative discussion in Note (f) to disclose whether or not you anticipate the effect of potential dilutive securities to be material.  If so, consider providing an estimated range of the impact.

Response:	The Company has revised the Note (f) in response to the Staff’s comment to clarify that the Company does not expect equity-based grants will have a material dilutive impact.

Business
International Revenues, page 43

7.

Please reconcile the disclosure that international revenues in 2021 were 21.5% of total combined revenues with that in Risk Factors on page 17 that foreign revenues for 2021 accounted for 10.3% of your 2021 combined revenues.

Response:	The Company has revised the disclosure on pages 19 and 46 in response to the Staff’s comment. The figures have been updated and are consistent.

Business, page 43

8.	Please describe the operations of all of your subsidiaries including your Hong Kong operations. Please consider including an organizational chart.

Response:	The Company has revised the disclosure under the caption “Business” beginning on page 45 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 48

9.

Please refer to the last paragraph under this heading.  Include within MD&A a description of your Revolving Credit Agreement to provide the material terms including: identifying the lender, total revolver amount, maturity date, interest rate, amounts available and outstanding as of the most recent balance sheet date, and the repayment terms.

Response:	The Company has revised the disclosure on page 52 to reflect the terms of its new revolving credit agreement (which replaces the prior agreement which expired) consistent with the Staff’s comment.

December 31, 2021 Audited Financial Statements
Note B. Summary of Significant Accounting Policies, page F-7

Division of Corporation Finance Office of Manufacturing June 28, 2022 Page 5

10.

Refer to your discussion of revenue recognition and expand to disclose that you have a portfolio of two product groupings: Frequency Control and Spectrum Control, as discussed in the Business section.  Disclose the difference between the two product groupings and discuss if the revenue recognition is the same or different for each group.  Also, if there is more than one distinct performance obligation, describe and discuss when each performance obligation is satisfied.  Please also give consideration to further disaggregating your revenue by these two product groupings.

Response:

The Company has revised the disclosure on page F-24 in response to the Staff’s comment. The Company has a common revenue recognition policy for both product lines and thus respectfully submits disaggregation is not warranted.

General

11.

In an amendment to the filing, please update to include unaudited interim financial statements for the three months ended March 31, 2022 and 2021.  In addition, related financial information, such as, but not limited to: Capitalization, unaudited pro forma financial statements and MD&A should be updated accordingly.  Refer to Rule 8-08 of Regulation S-X for guidance.

Response:	The Company has included unaudited interim financial statements and revised the financial information throughout the information statement accordingly.
12.	Please include page numbers with your next filing.

Response:	The Company has revised the disclosure to include page numbers in response to the Staff’s comment.
13.

Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions.  For example, discuss whether you have or expect to:

•

suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories; reduced headcount; or delayed projects;

•	experience labor shortages that impact your business;
•	experience cybersecurity attacks in your supply chain;

Division of Corporation Finance Office of Manufacturing June 28, 2022 Page 6

•	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;
•	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
•	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries; or
•	be exposed to supply chain risk in light of Russia’s invasion of Ukraine and/or related geopolitical tension or have sought to “de-globalize” your supply chain.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response:

The Company has considered the Staff’s comment as it relates to its supply chain and has revised its MD&A disclosure on page 49 to address the extent to which it has been impacted by the factors identified by the Staff.

14.

Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business.  Discuss the measures you have taken to mitigate these risks.

Response:

The Company has considered the Staff’s comment as it relates to its cybersecurity has revised its MD&A disclosure on page 50 to address the extent to which it has been impacted by cybersecurity concerns.

15.	Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company’s supply chain/suppliers/service providers.

Response:

The audit committee of the Company’s board of directors has been delegated oversight responsibility to evaluate cybersecurity risks, mitigation efforts and incident response preparedness, address management’s risk assessments and mitigation efforts and review the adequacy privacy policies and technology, privacy and information security related internal controls. The MD&A disclosure on page 50 has been revised to disclose the audit committee’s role to address the Staff’s comment.

Division of Corporation Finance Office of Manufacturing June 28, 2022 Page 7

16.

We note your disclosure that your gross margins improved over last year but were muted by inflationary cost pressures.  Please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company.

Response:

The Company has added disclosure under the caption “Inflationary Cost Pressures” on page 50 to address the Staff’s comment requesting additional disclosure as to the principal factors contributing to such cost pressures.

17.	Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response:	The Company’s mitigation efforts are addressed in the additional disclosure added under the “Inflationary Cost Pressures” caption referenced above.

*   *   *

Please do not hesitate to contact me at (212) 318-6906 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely,
/s/ Michael L. Zuppone
Michael L. Zuppone of PAUL HASTINGS LLP

LEGAL_US_E # 163200553.4